UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lufax Holding Ltd

(Name of Subject Company (Issuer))

An Ke Technology Company Limited

China Ping An Insurance Overseas (Holdings) Limited

(Names of Filing Persons (Offerors))

Ordinary Shares, par value US$0.00001

(Title of Class of Securities)

G5700Y209

(Cusip Number of Class of Securities)

American Depositary Shares (ADS) each representing

two Ordinary Shares, par value US$0.00001

(Title of Class of Securities)

54975P201

(Cusip Number of Class of Securities)

Yanmei Dong

c/o An Ke Technology Company Limited

23/F, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+86 0755 2262 7970

Pannie Yiu

c/o China Ping An Insurance Overseas (Holdings) Limited

23/F, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+852 37629092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Vivian Yiu, Esq.

Morrison & Foerster

Edinburgh Tower, 33/F

The Landmark, 15 Queen’s Road Central

Hong Kong, China

Tel: +852 25850761

And

John T. Owen, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601

United States of America

Tel: +1 212 468 8036

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of possible tender offers (“Offers”) by An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited (such offerors, the “Joint Offerors”) for (i) all issued and outstanding ordinary shares, US$0.00001 par value per share (“Ordinary Shares”), of Lufax Holding Ltd (the “Company”) and all issued and outstanding American Depositary Shares (each representing two Ordinary Shares) (“ADSs”) of the Company and all Ordinary Shares and ADSs to be issued under the Company’s scrip dividend scheme approved by the shareholders of the Company on May 30, 2024 (the “Company Scrip Dividend Scheme”), (ii) all outstanding options granted under the 2014 Share Incentive Plan adopted by the Company in December 2014 (the “Options”), and (iii) to make appropriate arrangement for all unvested performance share units granted under the 2019 Performance Share Unit Plan adopted by the Company in September 2019 (the “Performance Share Units”) (other than those already owned by and to be issued under the Company Scrip Dividend Scheme to the Joint Offerors and Ping An Insurance (Group) Company of China, Ltd., one of the Company’s controlling shareholders).

Additional Information and Where to Find It

No such Offers have commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Joint Offerors and the Company will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy ADSs and Ordinary Shares held by U.S. residents, and the solicitation and offer to cancel Options and Performance Share Units held by U.S. residents, if made in the form of an offer, will only be made pursuant to an offer to purchase and related tender offer materials. At the time Offers are commenced, the Joint Offerors will file a tender offer statement on Schedule TO and thereafter the Company or the board or a committee of the board of the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offers. Additionally, the Offers will not constitute a going-private transaction subject to Rule 13e-3 under U.S. securities laws.

IF THE OFFERS ARE COMMENCED, THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF ADSs OR U.S. RESIDENT HOLDERS OF ORDINARY SHARES, OPTIONS, OR PERFORMANCE SHARE UNITS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING ORDINARY SHARES, ADSs, OPTIONS, OR PERFORMANCE SHARE UNITS. Any offer to purchase, the related letters of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letters of transmittal and certain other offering documents will be made available by the Joint Offerors and when available may be obtained by directing a request to the information agent for the Offers which will be named in the Schedule TO.

The Company is subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934 as applicable to foreign private issuers and is required to file reports and other information with the SEC. The Company’s filings with the SEC are available, free of charge, at the SEC’s website at www.sec.gov and the Company’s website at https://ir.lufaxholding.com.

Forward-Looking Statements

This filing and the related exhibit contain forward-looking statements within the meaning of the U.S. securities laws regarding future events and expectations, including with respect to the Offer and its timing. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors include that a definitive Offer may not occur; uncertainties as to how many Ordinary Shares, ADSs, Options, or Performance Share Units are tendered; the possibility that competing offers are made; the possibility of negative effects of the announcement of the Offers on the market price of Ordinary Shares or ADSs or on the Company’s business, financial condition, results of operations and financial performance; and other risks and uncertainties that are described under “Risk Factors” and elsewhere in filings that the Company makes with the U.S. Securities Exchange Commission from time to time. You should not place undue reliance on any forward-looking statements. In addition, any forward-looking statements contained herein are based on assumptions believed to be reasonable as of the date hereof. The Joint Offerors undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law.

EXHIBIT INDEX

Index No.

99.1	JOINT ANNOUNCEMENT (1) POSSIBLE MANDATORY UNCONDITIONAL CASH OFFERS (TRIGGERED BY ELECTION OF LUFAX SPECIAL DIVIDEND) BY MORGAN STANLEY FOR AND ON BEHALF OF THE JOINT OFFERORS (I) TO ACQUIRE ALL ISSUED LUFAX SHARES AND LUFAX ADSs AND LUFAX SHARES AND LUFAX ADSs TO BE ISSUED UNDER THE LUFAX SCRIP DIVIDEND SCHEME, LUFAX 2014 SHARE INCENTIVE PLAN AND LUFAX 2019 PERFORMANCE SHARE UNIT PLAN (OTHER THAN THOSE ALREADY OWNED BY AND TO BE ISSUED UNDER THE LUFAX SCRIP DIVIDEND SCHEME TO THE OFFEROR GROUP) AND (II) TO CANCEL ALL OUTSTANDING LUFAX OPTIONS; AND (2) LUFAX PSU ARRANGEMENT WITH RESPECT TO ALL UNVESTED LUFAX PSUS